June 5, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Donahue Charles Eastman Ernest Greene Evan Ewing

Re:	Gauzy Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed May 29, 2024 File No. 333-278675

Dear Ms. Donahue:

On behalf of Gauzy Ltd. (CIK No. 0001781446) (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 5, 2024, relating to the above referenced Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-278675) filed by the Company on May 29, 2024.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to its Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 2 to Form F-1 filed May 29, 2024

Use of Proceeds, page 70

1.	We note subsequent event footnotes (b) and (e) on page F-21. Please revise the registration statement to clarify if the Second Earn-Out payment has been paid and revise the use of proceeds section, as applicable, to disclose the estimated net amount of the proceeds broken down into each principal intended use thereof.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 and page 70 of the Registration Statement.

Capitalization, page 73

2.	Please revise to clearly explain each component of the adjustments made to your pro forma columns. For example, explain each figure used to arrive at the 57,038 Long-term debt, including current portion and accumulated interest in the Pro Forma As Adjusted column.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 72 to 74 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics and Non-GAAP Financial Measures, page 79

3.	In regard to certain non-GAAP financial measures you present, we note the following:

●	You present and discuss EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flows for multiple periods in a Non-GAAP Financial Measure section before you disclose and discuss GAAP results of operations;

●	You present Adjusted EBITDA Margin here and on page 26 but do not present the most directly comparable GAAP measure, Loss for the Period as a % of revenue, with equal or greater prominence; and

●	You present Adjusted EBITDA on pages 80 and 81 but do not provide a direct reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, Net Income. Please revise your filing to disclose and discuss GAAP results of operations before you present and discuss non-GAAP financial measures. For each non-GAAP financial measure you present, revise to present the most directly comparable GAAP measure with equal or greater prominence. In addition, provide a direct reconciliation from Net Loss to Adjusted EBITDA. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 102.10 and 103.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 78 and pages 86 to 89 of the Registration Statement. The Company also respectfully notes that it has included a direct reconciliation from Net Loss to Adjusted EBITDA only on an aggregate basis and that it has removed reconciliations on a per segment basis.

Note 4 - Operating Segments and Geographical Information, page F-43

4.	We note on page F-13 that your segments structure has been updated and the architecture segment and the automotive segment were presented separately as of January 2024. Please tell us what consideration you gave to revising your segment footnote in the annual audited financial statements to reflect the new reportable segments. Refer to ASC 280-10- 50-34.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has assessed the quantitative and qualitative factors related to the segment change and concluded that the reorganization did not have a material effect on the Company’s consolidated financial statements as of or for the year ended December 31, 2023. Specifically, the automotive segment’s revenues and gross profits for the year ended December 31, 2023 were not material, representing less than 2.5% of the Company’s total revenue and less than 1% of total segment gross profit, respectively. As such, the Company believes it is unnecessary to recast the 2023 comparative-period segment information as defined by ASC 280-10-50-34 as it believes financial statement users will be able to adequately assess the trends in the financial position and operating results of the affected segments even though the comparative-period segment disclosures were not recast for this immaterial change.

Share Based Compensation, page F-71

5.	We note your disclosure of 344,182 options granted in 2023 with a weighted-average exercise price of 0.063 and a weighted-average grant-date fair value price of 10.80. Please explain to us how you determined the fair value of the common stock underlying your 2023 equity issuances, as well as your 2024 equity issuances and the reasons for the differences between those valuations of your common stock leading up to the estimated $18/share IPO offering price. In your response, please also address your considerations for the May 2024, options granted to employees to purchase 554,330 ordinary shares at an exercise price of 0.23 NIS per share as disclosed on page F-21 and F-78. Tell us the weighted-average grant-date fair value price of the May 2024 grant and disclose total unrecognized compensation cost related to that grant.

Response: The Company respectfully submits to the Staff the below additional information to assist in its review of the Company’s determination of the fair value of the ordinary shares underlying its outstanding equity awards granted in 2023 and its proposed 2024 issuance and the reasons for the discrepancies between the previous valuations of the Company’s ordinary shares leading up to the proposed initial public offering (the “IPO”) and the estimated offering price for the Company’s ordinary shares in the IPO.

The Company respectfully advises the Staff that it currently expects the offering price in the IPO to be $18 per share, which is the midpoint of the price range set forth on the cover page of the Registration Statement. On May 28, 2024, the Company implemented a share split of all of its issued ordinary shares which resulted in a 4.390914-for-1 share split of the Company’s ordinary shares (the “Share Split”).

The table below sets forth information regarding the options granted by the Company during 2023:

Grant date	Type	Total Options Granted	Fair Market Value Per ordinary Share* ($)
7/13/2023	Options	323,566	$10.90
12/28/2023	Options	20,616	$10.49

*	For purposes of this letter, we have presented all per share amounts after giving effect to the Share Split to be consistent with the current presentation in the Registration Statement.

Given the absence of a public market for the Company’s ordinary shares during 2023, the Company’s board of directors (the “Board”), with the assistance of a third-party valuation specialist on a contemporaneous basis, estimated the fair value of the Company’s ordinary shares at the time each share-based compensation award was granted by the Company, taking into account the Board’s then-current assessment of numerous objective and subjective factors to determine the best estimate of fair value of the Company’s ordinary shares.

The valuations performed in 2023 were performed in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its ordinary shares. The Company believes that this methodology, when applied, provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred between the 2023 grant dates and the valuation of the Company’s ordinary shares that would have caused a material change in fair value of the Company’s ordinary shares for those 2023 grants.

In accordance with the Practice Aid, the Company used a hybrid model in order to reflect two scenarios: (1) an initial public offering event and (2) other liquidation events. The value in an initial public offering event scenario was based on the fair value of the Company’s business based on management’s estimation. The value in other liquidation events scenarios was generally based on the Company’s enterprise value, which was the aggregate fair value of the Company’s reporting units for the purpose of its impairment tests. The Company’s enterprise value was estimated using the income approach. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and its terminal value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the company achieving these estimated cash flows. This is referred to as the discounted cash flow (“DCF”) methodology.

For each of the various scenarios, the equity value was estimated and the rights and preferences for preferred shareholder class were considered to allocate appropriate equity value to ordinary shares accordingly. The resulting value of the ordinary shares was then multiplied by an estimated probability for each scenario. The probability and timing of each scenario were based on discussions with management, the information known to the Company at the time and expectations as to the timing and likely prospects of future event scenarios. Once the estimated per share value of the ordinary shares was derived from the hybrid model, a discount for a lack of marketability (“DLOM”) was then applied to account for the Company’s securities not being publicly traded. The DLOM was determined using a calculation of average strike put option approach suggested by Finnerty for a period until the applicable initial public offering or liquidation event.

For the initial public offering scenario, the Company used the PWERM to allocate value before applying a DLOM. For the Liquidation Event Scenario, the Company used an OPM model to estimate the value of the Company’s various share classes, assuming an initial public offering event does not occur.

2023 Grants

The Company obtained an independent third-party valuation of its ordinary shares as of December 31, 2023 (the “2023 Valuation”). The estimated probability of an initial public offering event used in the 2023 Valuation was 25%. The probability of other liquidation events was 75% during that period based on market conditions at that time and the overall lack of steps in furtherance of an initial public offering taken by the Company during the majority of 2023. The expected timeline to complete an initial public offering scenario was nine months, and the expected timeline for other liquidation events was two years. Expected value at an initial public offering event was approximately $525 million, whereas expected value at a liquidation event ranged between $152-159 million – that is, management attributed the other liquidation scenarios a lower outcome but a higher probability.

While the Company’s ultimate equity value in its IPO is expected to be lower than estimated in its 2023 Valuation analyses, it is still higher than the value under the other liquidation events scenario. Thus, the Company views the increase in probability for an IPO as the main driver for the increase in its share price.

Preliminary Price Range

The Company supplementally advises the Staff that, on May 27, 2024, representatives of Barclays Capital Inc. on behalf of the underwriters (collectively, the “Representative”), recommended a preliminary price range of $17.00 to $19.00 per ordinary share (“Preliminary Price Range”), with a midpoint of $18.00 per ordinary share (the “Preliminary IPO Price”). The Preliminary Price Range was derived after giving effect to the Share Split that the Company effected. The Preliminary Price Range was not derived using a formal determination of fair value but was derived using a combination of valuation methodologies, including, among other methodologies:

-	a comparison of comparable company valuations and valuation increases at the time of their respective initial public offerings;

-	a comparison of public companies at a similar stage of development and market penetration;

-	feedback from prospective investors as a result of testing-the-waters meetings; and

-	current market conditions and discussions with the Representative, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Comparison of Preliminary Price Range and Historical Estimated Fair Value Per Ordinary Share

For the equity awards proposed to be granted in May 2024, there are a number of factors that account for the increase in the Preliminary Price Range over the applicable grant date fair value used as an input for determining share-based compensation expense for equity awards granted in 2023. The Company believes that the differences in value reflected between the estimated fair values of its ordinary shares described in this letter and the Preliminary Price Range is the result of the following key factors, among others:

●	The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in a private M&A transaction.

●

As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board, and the underwriters. Conversely, the Company’s valuation methodologies, which are both commonly accepted and applied in the valuation community and are consistent with generally accepted methods and guidance, reflect the potential for alternative liquidity events occurring at different future dates, which inherently decreases the estimated fair value per share due to the combination of (i) the discounting to present value for each of the future business values upon a liquidity event; and (ii) the application of a DLOM.

●

Progress made in its IPO. The Company made additional progress with respect to its IPO, including holding testing-the-waters meetings with potential investors in pursuant to Rule 163B under the Securities Act of 1933, as amended, and the public filing of the Registration Statement with the Commission on April 15, 2024.

●

The Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor application of a DLOM. Notably, the equity values used in the near-term initial public offering scenarios for the 2023 Valuation are consistent with the pre-offering equity value at the mid-point of the Preliminary Price Range.

●	Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred shares would automatically convert to ordinary shares and the associated preferred share rights, including liquidation rights, would be eliminated.

●	The Company’s ability to use a portion of the proceeds from the IPO to expand the Company’s commercial organization, increase its sales and marketing programs and fund research and development activities and clinical initiatives to support adoption of the Company’s products, relative to expectations without such proceeds.

●	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, provide an anticipated improved ability of the Company to raise equity and debt capital going forward at a lower expected cost of capital and with reduced borrowing costs, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to further commercialize the Company’s products.

●

In January 2024, the Company entered into the 2024 Note Purchase Agreement with OIC Growth Fund I, L.P., OIC Growth Fund I PV, L.P., OIC Growth Fund I AUS, L.P. and OIC Growth Fund I GPFA, L.P. (collectively, “OIC”) (see Note 22 of the Company’s annual financial statements) which increased the Company’s free cash flows in the short and medium term. Additionally, the 2024 Note Purchase Agreement contained OIC’s commitment to purchase additional notes of up to $15 million following the consummation of an IPO, which are convertible to ordinary shares, thus increasing the probability an IPO will take place.

●

The Company made additional progress with respect to its business performance with its strong performance and revenues for the three months ended March 31, 2024, exceeding forecasts and prompting the Representative to commence the IPO.

While a financial reporting close has not yet been completed for the month of May 2024, the Company expects that the underlying share price for the purpose of calculating the grant date fair value of the May 2024 grant, if and when issued, will be that of the Preliminary IPO price. The Company estimates the total unrecognized compensation costs related to that grant to be $6.8 million on a preliminary basis.

Lastly, the Company respectfully advises the Staff that it does not believe that any reasonable change to the grant date fair value of the options granted to employees and service providers in 2023 (including changes in the underlying share price to the Preliminary IPO Price) would have a material impact on its 2023 results.

Conclusion

In conclusion, the Company believes that the deemed per share estimated fair values of its ordinary shares used as an input for determining the share-based compensation expense for financial reporting purposes are reasonable and appropriate, and the Company respectfully submits that the differences from the Preliminary Price Range are reasonable in light of all of the considerations outlined above.

Exhibits

6.	We note that certain exhibits have portions of the exhibit omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Please revise the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of the redacted exhibits that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to indicate that portions of Exhibit 10.8, Exhibit 10.9 and Exhibit 10.22 have been omitted. The Company further respectfully notes that Exhibit 10.8, Exhibit 10.9 and Exhibit 10.22 include a prominent statement on the first page of the redacted exhibits that certain identified information has been excluded from the exhibit because it is both not material and is of the type that the Company treats as private or confidential. The Company further notes that pursuant to Item 601(a)(5) of Regulation S-K, it has omitted schedules and annexes to other agreements filed as exhibits to the Registration Statement, but has not otherwise omitted any portions of such agreements.

7.	We note your disclosure on page 67 that the exclusive forum provision contained in the Amended and Restated Articles of Association to be in effect upon the closing of the offering is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Exchange Act, however, section 69 of your Amended and Restated Articles of Association does not clearly state whether the provision applies to Exchange Act claims. Please revise your articles of association, risk factor section and description of share capital section, as applicable, to clarify whether this provision applies to claims arising under the Exchange Act.

Response: In response to the Staff’s comment, the Company revised and refiled as Exhibit 3.2 to the Registration Statement its Amended and Restated Articles of Association that will come into effect immediately prior to the consummation of the offering. In addition, the Company has revised its disclosure on page 62 of the Registration Statement to clarify that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Please contact me at (212) 801-9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark Selinger, Esq.

cc: Meir Peleg, Chief Financial Officer